 Exhibit 99.2

IFRS INR Press Release

Infosys Announces Results for the Quarter ended September 30, 2013

Q2 revenues grew by 31.5% year-on-year; 15.1% quarter-on-quarter

Bangalore, India – October 11, 2013

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2013

•	Revenues were 12,965 crore for the quarter ended September 30, 2013 QoQ growth was 15.1% YoY growth was 31.5%

•	Net profit was 2,407 crore for the quarter ended September 30, 2013 QoQ growth was 1.4% YoY growth was 1.6%

•	Earnings per share (EPS) was 42.12 for the quarter ended September 30, 2013 QoQ growth was 1.4% YoY growth was 1.6%

EPS for the quarter is 45.96 per share, excluding the provision of 219 crore for visa related matters.
EPS for the quarter is 42.12 per share, including the provision of 219 crore for visa related matters.
The difference is 3.84 per share.

•	Liquid assets including cash and cash equivalents, available-for-sale financial assets, and government bonds were 26,907 crore as on September 30, 2013 versus 24,078 crore as on June 30, 2013

 Other highlights:

•	Infosys and its subsidiaries added 68 clients during the quarter
•	Gross addition of 12,168 employees (net addition of 2,964) for the quarter by Infosys and its subsidiaries
•	1,60,227 employees as on September 30, 2013 for Infosys and its subsidiaries
•	Declared an interim dividend of 20 per share. The record date for the payment of dividend is October 18, 2013

"During the quarter we witnessed broad-based volume growth, robust client additions, five large deal wins and increased sales momentum of our big data and cloud offerings. This growth is a result of our focus on execution, which helps our clients achieve their objectives." said S. D. Shibulal, CEO and Managing Director. "We will continue with planned investments and initiatives to explore new avenues of growth. We remain watchful of the sustainability of improving global economic fundamentals", he added.

“The global currency market remains volatile with the Indian Rupee depreciating by 11% during the quarter. We have an active hedging program to minimize its impact on our margins. We will continue our focus on optimizing costs and enhancing the efficiency of our operations,” said Rajiv Bansal, Chief Financial Officer.

Outlook*

The company’s outlook (consolidated) for the fiscal year ending March 31, 2014, under IFRS is as follows:

•	Revenues are expected to grow 21% to 22%

* Conversion 1 US$ = 62.61 for the rest of the fiscal year

Business Highlights

•	We are pursuing and winning large outsourcing deals. Service innovations like Global Agile, Virtual Operations and Integrated Application Management continue to provide high levels of differentiation for us in the marketplace and have enabled wins across industry verticals. We have recently entered into a four-year engagement with Toyota Motor Europe to manage its Pan-European application support. This contract covers key operational areas including core automotive processes and corporate functions, under a managed service model.

•	On the Business Transformation front, we have enhanced our scale in emerging markets and our non-linear revenues by leveraging new business models and pricing structures. We continue to leverage our alliances and are driving innovation through industry leading intellectual property and solutions.

•	We continue to strengthen our competencies in Oracle and SAP practices. We have been rated as a leader in Gartner’s Magic Quadrant for Oracle Application Implementation and Application Management Services, and for SAP Application Management services.

•	Our Products and Platforms business continues to grow at a steady pace with 15 wins this quarter (excluding Finacle™).

•	Finacle™ had 18 new wins across South Asia, South East Asia, the Middle East, Europe, and Australia-New Zealand this quarter. We launched Finacle 11E, the enterprise edition of Finacle™ universal banking solution. Finacle 11E is designed to simplify banking transformation with enterprise-class components.

•	We are building momentum in the market with our Cloud and Big Data offerings. Last quarter, we won over 15 new projects with clients in these segments. We are a leader in Cloud services with more than 4,500 Cloud experts, 200 engagements and 35 partners. This was validated by IDC’s recognition of Infosys as a Major Player in its IDC MarketScape for Cloud Professional Services.

•	We are engaging with clients to create innovative solutions around the mobile device. This quarter we began over 25 different engagements in various areas such as Mobile strategy consulting, Mobile field service, customer engagement, and enterprise productivity, among others.

•	In the U.S., we are partnering with leading healthcare and public sector organizations through Infosys Public Services Inc., to help them deliver patient-centric care and mission outcomes. A Blue Cross Blue Shield Plan awarded us a three year managed services contract to support its IT operations and provide application maintenance and testing services. This will enable the client to optimize efficiency and cost while delivering enhanced care and services to members. We have also been selected by a multi-state Medicaid/Medicare Plan to implement a solution that meets shared member liability management requirements, as mandated for participation in health exchanges under the U.S. Affordable Care Act.
•	During the second quarter, Infosys applied for 21 unique patent applications in India and the U.S. With this, we have 536 patent applications undergoing various stages of patent prosecution in India, the U.S. and other jurisdictions. We have been granted 119 patents by the United States Patent and Trademark Office and 3 patents by the Luxembourg patent office.

Awards and Recognition

•	Infosys topped the 2013 Institutional Investor Rankings among all Indian companies across sectors.
•	Finacle™ won the prestigious Best Core Banking Technology award in the Innovation in Technology and Transaction Banking Awards 2013, organized by The Banker (a Financial Times publication).
•	Infosys China was recognized among the ‘2013 Top 10 Global Services Providers’ in China at the 5th Annual China Sourcing Summit.
•	Infosys Public Services Inc. has been named in the ‘Healthcare’s Hottest Companies for 2013’ list by Modern Healthcare, a leading healthcare publication for senior decision-makers.

About Infosys Ltd

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 30 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$7.4 billion in annual revenues and 160,000+ employees, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and on Form 6-K for the quarter ended June 30, 2013. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Gargi Ray, India +91 80 4116 7747 gargi_ray@infosys.com	Sandeep Mahindroo, US +1 (646) 254 3133 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon, India +91 (80) 4156 3373 Sarah_Gideon@Infosys.com	Ken Montgomery, Golin Harris, US +1 (415) 318 4399 KMontgomery@GolinHarris.com

Infosys Limited and subsidiaries

Consolidated Balance Sheets as of

(In crore except share data)

	September 30, 2013	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	22,543	21,832
Available-for-sale financial assets	2,810	1,739
Investment in certificates of deposit	528	–
Trade receivables	8,343	7,083
Unbilled revenue	3,151	2,435
Prepayments and other current assets	2,435	2,123
Derivative financial instruments	–	101
Total current assets	39,810	35,313
Non-current assets
Property, plant and equipment	7,010	6,468
Goodwill	2,201	1,976
Intangible assets	391	368
Available-for-sale financial assets	1,031	394
Deferred income tax assets	555	503
Income tax assets	1,388	1,092
Other non-current assets	189	237
Total non-current assets	12,765	11,038
Total assets	52,575	46,351
LIABILITIES AND EQUITY
Current liabilities
Trade payables	100	189
Derivative financial instruments	452	–
Current income tax liabilities	1,910	1,329
Client deposits	21	36
Unearned revenue	843	823
Employee benefit obligations	893	614
Provisions	443	213
Other current liabilities	4,368	3,082
Total current liabilities	9,030	6,286
Non-current liabilities
Deferred income tax liabilities	70	119
Other non-current liabilities	276	149
Total liabilities	9,376	6,554
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,14,02,566 each, net of 28,33,600 treasury shares each, as of September 30, 2013 and March 31, 2013, respectively	286	286
Share premium	3,090	3,090
Retained earnings	39,054	36,114
Other components of equity	769	307
Total equity attributable to equity holders of the company	43,199	39,797
Non-controlling interests	–	–
Total equity	43,199	39,797
Total liabilities and equity	52,575	46,351

Infosys Limited and subsidiaries

Consolidated Statements of Comprehensive Income

(In crore except share and per equity share data)

	Three months ended September 30, 2013	Three months ended September 30, 2012	Six months ended September 30, 2013	Six months ended September 30, 2012
Revenues	12,965	9,858	24,232	19,474
Cost of sales	8,384	6,102	15,703	11,912
Gross profit	4,581	3,756	8,529	7,562
Operating expenses:
Selling and marketing expenses	757	506	1,341	975
Administrative expenses*	987	653	1,687	1,297
Total operating expenses	1,744	1,159	3,028	2,272
Operating profit	2,837	2,597	5,501	5,290
Other income, net	510	706	1,087	1,182
Profit before income taxes	3,347	3,303	6,588	6,472
Income tax expense	940	934	1,807	1,814
Net profit	2,407	2,369	4,781	4,658
Other comprehensive income
Items that will not be reclassified to profit or loss
Re-measurement of the net defined benefit liability/(asset)	30	–	38	–
Items that may be reclassified subsequently to profit or loss
Fair value changes on available-for-sale financial asset, net of tax effect	(19)	3	(21)	(2)
Exchange differences on translating foreign operations	206	(44)	395	24
Total other comprehensive income	217	(41)	412	22
Total comprehensive income	2,624	2,328	5,193	4,680
Profit attributable to:
Owners of the company	2,407	2,369	4,781	4,658
Non-controlling interests	–-	–	–	–
	2,407	2,369	4,781	4,658
Total comprehensive income attributable to:
Owners of the company	2,624	2,328	5,193	4,680
Non-controlling interests	–	–	–	–
	2,624	2,328	5,193	4,680
Earnings per equity share
Basic ()	42.12	41.46	83.66	81.52
Diluted ()	42.12	41.46	83.66	81.52
Weighted average equity shares used in computing earnings per equity share
Basic	57,14,02,566	57,13,97,749	57,14,02,566	57,13,97,150
Diluted	57,14,02,566	57,13,98,613	57,14,02,566	57,13,98,353

 (*) Administrative expenses for quarter and half year ended September 30, 2013 include a provision of 219 towards visa related matters.

NOTE:

1.	The audited Consolidated Balance sheets and Consolidated Statements of Comprehensive Income for the three months ended and six months ended September 30, 2013 has been taken on record at the Board meeting held on October 11, 2013.
2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com